UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                          (Amendment No. ______)*



                       HAMPTON ROADS BANKSHARES, INC.
_____________________________________________________________________________
                              (Name of Issuer)



                               COMMON STOCK
_____________________________________________________________________________
                       (Title of Class of Securities)



                               409321 10 6
_____________________________________________________________________________
                              (CUSIP Number)



                            John Sheldon Clark
                         1633 Broadway, 30th Floor
                         New York, New York 10019
                             (212) 707-8771
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                             January 10, 2007
_____________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages


_______________________________                     __________________________
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CUSIP No. 409321 10 6          |         13D       | Page 2 of 6 Pages        |
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      John Sheldon Clark

______________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See           (a) [ ]
      Instructions)                                                   (b) [ ]
______________________________________________________________________________

3     SEC USE ONLY


______________________________________________________________________________

4     SOURCE OF FUNDS (See Instructions)

      PF
______________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

______________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
______________________________________________________________________________

  NUMBER OF SHARES          7       SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               405,000
        WITH          ________________________________________________________

                             8      SHARED VOTING POWER

                                    135,000
                      ________________________________________________________

                             9      SOLE DISPOSITIVE POWER

                                    405,000
                      ________________________________________________________

                            10      SHARED DISPOSITIVE POWER

                                    135,000
______________________________________________________________________________

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       540,000
______________________________________________________________________________

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See instructions)                                         [ ]
______________________________________________________________________________

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.31%
______________________________________________________________________________
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
______________________________________________________________________________


___________________________                _______________________
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CUSIP No. 409321 10 6      |     13D      | Page 3 of 6 Pages     |
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Item 1.  Security and Issuer.
_____________________________

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock ("Common Stock") of Hampton Roads Bankshares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510.

Item 2.  Identity and Background.
_________________________________

     (a)  John Sheldon Clark ("Reporting Person").

     (b)  The Reporting Person's residence address is 3701
Turtlecreek Boulevard, Apartment 10J, Dallas, Texas 75219.  The
Reporting Person's office address is 1633 Broadway, 30th Floor,
New York, New York 10019.

     (c) The Reporting Person's principal occupation is as an individual private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
___________________________________________________________

     The Reporting Person owns 405,000 shares of Common Stock which are held directly. The Reporting Person's spouse owns 135,000 shares of Common Stock. All purchases by the Reporting Person and his spouse were made with personal funds. No part of the consideration obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock is or will be borrowed. The total consideration for all of the shares of Common Stock acquired to date (including the shares being reported in Item 5(c) hereof) by the Reporting Person and his spouse is approximately $6.1 million with the aggregate consideration with respect to the shares reported in Item 5(c) hereof amounting to approximately $1.2 million.



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CUSIP No. 409321 10 6      |     13D      | Page 4 of 6 Pages     |
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Item 4.  Purpose of Transaction.
________________________________

     The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person will continually evaluate the business, financial condition and business prospects of the Issuer as well as conditions in the economy and the banking industry in general with a view toward determining whether to hold, decrease or add to his investment in the Common Stock.

     The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
______________________________________________

     (a) The Reporting Person beneficially owns 540,000 shares of Common Stock which represents approximately 5.31% of the outstanding shares of Common Stock (based upon 10,177,955 shares issued and outstanding as of September 30, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 7, 2006).

     (b) The Reporting Person has sole voting and dispositive power with respect to 405,000 shares. The Reporting Person is deemed to have shared voting and dispositive power with respect to 135,000 shares of Common Stock owned solely by his spouse but which are deemed to be beneficially owned by the Reporting Person. The information regarding the Reporting Person's spouse with respect to Item 2, subsections (b) through (f), is the same as the information provided for the Reporting Person.


___________________________                _______________________
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CUSIP No. 409321 10 6      |     13D      | Page 5 of 6 Pages     |
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     (c)  The Reporting Person had the following transactions in the Issuer's securities during the last 60 days:

        Date                  Amount          Price Per Share
______________________  __________________  ____________________

      1/02/07                10,000(1)             $11.85
      1/02/07                60,000                $11.85
      1/10/07                25,000                $11.82
      1/10/07                   500                $11.90
      1/11/07                 2,300                $11.88

________________
(1)  Shares purchased by the Reporting Person's spouse.


     All such transactions were open market purchases.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
_________________________________________________________________

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.
__________________________________________

     Not applicable.


___________________________                _______________________
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CUSIP No. 409321 10 6      |     13D      | Page 6 of 6 Pages     |
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                              Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                        /s/John Sheldon Clark
                                        _____________________
                                        John Sheldon Clark




                                        Date: January 19, 2007